Exhibit 99.2

GDEV Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

GDEV Inc.

GDEV Inc.

Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2024 (unaudited) and December 31, 2023

(in thousands of US$)

	Note	June 30, 2024	December 31, 2023
ASSETS
Non-current assets
Property and equipment	13	1,100	1,146
Right-of-use assets	17	2,281	2,920
Intangible assets	14	6,508	8,476
Goodwill	3	1,836	1,836
Investments in equity accounted associates	15	—	—
Long-term deferred platform commission fees	25	73,143	73,996
Deferred tax asset	12	124	122
Other non-current investments	22	34,867	18,074
Other non-current assets		107	107
Total non-current assets		119,966	106,677
Current assets
Indemnification asset	14,15,20	2,353	2,443
Trade receivables and other current assets	18	54,418	51,903
Loans receivable	16	496	148
Other investments	22	54,646	84,236
Prepaid tax	12	206	3,349
Cash	23	50,752	71,798
Total current assets		162,871	213,877
Total assets		282,837	320,554

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity
Share capital	24	—	—
Additional paid-in capital	24	25,693	25,531
Share-based payments reserve	24	143,611	143,593
Treasury share reserve	24	(33,109)	—
Translation reserve	24	5,904	5,143
Accumulated deficit	24	(260,806)	(274,079)
Equity attributable to equity holders of the Company		(118,707)	(99,812)
Non-controlling interest		—	—
Total equity		(118,707)	(99,812)
Non-current liabilities
Lease liabilities - non-current	17	981	983
Long-term deferred revenue	25	118,498	115,344
Share warrant obligations	21	1,013	1,278
Total non-current liabilities		120,492	117,605
Current liabilities
Lease liabilities - current	17	1,154	1,458
Trade and other payables	19	25,649	30,303
Provisions for non-income tax risks	3,20	1,253	1,354
Put option liabilities - current	3,14,15	15,002	28,995
Tax liability	3,12	3,516	6,473
Deferred revenue	25	234,478	234,178
Total current liabilities		281,052	302,761
Total liabilities		401,544	420,366
Total liabilities and shareholders’ equity		282,837	320,554

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three and six months ended June 30, 2024 and 2023

(in thousands of US$)

		Six months ended	Six months ended	Three months ended	Three months ended
	Note	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue	7	212,755	234,139	105,824	114,864
Costs and expenses
Cost of revenue:
Platform commissions	7,25	(46,408)	(56,428)	(22,993)	(27,473)
Game operation cost	8	(25,208)	(28,644)	(12,395)	(14,219)
Other operating income		719	1,539	719	734
Selling and marketing expenses	9	(110,541)	(129,209)	(47,373)	(50,794)
General and administrative expenses	10	(16,131)	(15,766)	(8,571)	(7,513)

Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	(2,073)	(4,296)	(186)	(814)
Total costs and expenses		(199,642)	(232,804)	(90,799)	(100,079)
Profit from operations		13,113	1,335	15,025	14,785
Other financial income	14,24	3,964	—	—	—
Finance income	11	1,721	3,042	852	803
Finance expenses	11	(3,926)	(1,992)	(583)	(1,029)
Change in fair value of share warrant obligation and other financial instruments	21,28	265	10,547	405	5,286
Share of loss of equity-accounted associates	15	—	(515)	—	—
Profit before income tax		15,137	12,417	15,699	19,845
Income tax expense	12	(1,864)	(1,074)	(986)	(327)
Profit for the period net of tax		13,273	11,343	14,713	19,518
Attributable to equity holders of the Company		13,273	11,343	14,713	19,518
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		623	1,007	339	1,391
Foreign currency translation difference		761	981	394	1,434
Other		(138)	26	(55)	(43)
Total comprehensive income for the period, net of tax		13,896	12,350	15,052	20,909
Attributable to equity holders of the Company		13,896	12,350	15,052	20,909

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	6	0.73	0.57	0.81	0.99
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	6	0.72	0.57	0.81	0.99

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended June 30, 2024 and 2023

(in thousands of US$ except number of shares)

									Equity
		Number		Additional	Share-based				attributable to
		of shares	Share	paid-in	payments	Treasury share	Translation	Accumulated	equity holders of
	Note	outstanding	capital	capital	reserve	reserve	reserve	deficit	the Company	Total
Balance at January 1, 2024		19,764,141	—	25,531	143,593	—	5,143	(274,079)	(99,812)	(99,812)
Profit for the period		—	—	—	—	—	—	13,273	13,273	13,273
Other comprehensive income	24	—	—	(138)	—	—	761	—	623	623
Total comprehensive income for the period		—	—	(138)	—	—	761	13,273	13,896	13,896
Issue of shares to Cubic Games Studio Ltd’s previous shareholders	24	84,298	—	—	—	—	—	—	—	—
Share-based payments and exercise of options	29	14,963	—	300	18	—	—	—	318	318
Repurchase of shares to Cubic Games Studio Ltd’s previous shareholders	24	(101,601)	—	—	—	—	—	—	—	—
Repurchase of shares resulted from Tender offer	24	(1,655,426)	—	—	—	(33,109)	—	—	(33,109)	(33,109)
Total transactions with shareholders		(1,657,766)	—	300	18	(33,109)	—	—	(32,791)	(32,791)
Balance at June 30, 2024		18,106,375	—	25,693	143,611	(33,109)	5,904	(260,806)	(118,707)	(118,707)

								Equity
		Number		Additional	Share-based			attributable to	Non-
		of shares	Share	paid-in	payments	Translation	Accumulated	equity holders of	controlling
	Note	outstanding	capital	capital	reserve	reserve	deficit	the Company	interest	Total
Balance at January 1, 2023		19,709,240	—	23,685	144,240	3,493	(320,194)	(148,776)	—	(148,776)
Profit for the period		—	—	—	—	—	11,343	11,343	—	11,343
Other comprehensive income	24	—	—	26	—	981	—	1,007	—	1,007
Total comprehensive loss for the period		—	—	26	—	981	11,343	12,350	—	12,350
Share-based payments and exercise of options	29	22,220	—	289	368	—	—	657	—	657
Total transactions with shareholders		22,220	—	289	368	—	—	657	—	657
Balance at June 30, 2023		19,731,460	—	24,000	144,608	4,474	(308,851)	(135,769)	—	(135,769)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2024 and 2023

(in thousands of US$)

		Six months ended	Six months ended
	Note	June 30, 2024	June 30, 2023
Operating activities
Profit for the period, net of tax		13,273	11,343
Adjustments for:
Depreciation and amortization	8,9,10	2,942	2,903
Share-based payments expense	29	390	1,044
Income from share and put option forfeiture and cancellation	14,29	(3,964)	(159)
Share of loss of equity-accounted associates	15	—	515
Impairment loss on trade and loan receivables and change in fair value of loans receivable	16,18,28	2,073	4,296
Change in fair value of share warrant obligations and other financial instruments	21,28	(265)	(10,547)
Change in fair value of other investments	11	1,002	(564)
Unwinding of discount on the put option liability	11,14	129	204
Trade and loan receivables write-off	16,18	41	50
Interest income	11	(1,059)	(2,009)
Interest expense	11	40	22
Dividend income	22	(662)	(469)
Foreign exchange loss	11	2,582	1,595
Income tax expense	12	1,864	1,074
		18,386	9,298
Changes in working capital:
Decrease in deferred platform commissions	25	853	11,485
Increase/(decrease) in deferred revenue	25	3,454	(20,366)
(Increase)/decrease in trade and other receivables	18	(1,029)	2,393
Decrease in trade and other payables	19	(8,321)	(2,631)
		(5,043)	(9,119)
Income tax paid		(1,647)	(265)
Net cash flows generated from/(used in) operating activities		11,696	(86)

Investing activities
Acquisition of intangible assets	14	—	(20)
Acquisition of property and equipment	13	(138)	(211)
Acquisition of right-of-use assets	17	(11)	(169)
Investments in equity accounted associates	15	—	(515)
Loans granted	16	(2,569)	(447)
Proceeds from repayment of loans	16	164	470
Acquisition of other investments	22	(62,614)	(53,640)
Proceeds from redemption of investments	22	75,166	35,546
Interest received	22	66	169
Dividends received	22	662	469
Net cash flows generated from/(used in) investing activities		10,726	(18,348)

Financing activities
Payments of lease liabilities	17	(399)	(765)
Interest on lease	17	(40)	(22)
Buy-back of the shares resulted from Tender offer	24	(33,109)	—
Payments from exercise of put option liability of Cubic Games Studio Ltd’s previous shareholders	24	(10,160)	—
Net cash flows used in financing activities		(43,708)	(787)
Net decrease in cash for the period		(21,286)	(19,221)
Cash at the beginning of the period		71,798	86,774
Effect of changes in exchange rates on cash held		240	1,028
Cash at the end of the period		50,752	68,581

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

1.Reporting entity

GDEV Inc. (formerly, Nexters Inc.) (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating a merger with Kismet Acquisition One Corp (“Kismet” a Special Purpose Acquisition Company (“SPAC”)).

The mailing and registered address of GDEV Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

GDEV Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus. Nexters Global Ltd generates the majority of the Company’s revenues.

These interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 27.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively. Effective August 28, 2024, the Company effected a 10-for-1 reverse stock split on its issued and outstanding common stock (Note 32). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

The Group has no ultimate controlling party.

2.Basis of presentation

2.1.Statement of compliance

The accompanying interim condensed financial information that refer to the period ended on June 30, 2024, have been prepared in accordance with the International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 4, 2024.

2.2.Basis of presentation

These interim condensed consolidated financial statements have been prepared based on historical cost basis unless disclosed otherwise and are presented in United States Dollars ($) which is also the functional currency of GDEV Inc. and Nexters Global Ltd. All amounts are presented in thousands, rounded to the nearest thousand unless indicated otherwise.

2.3.Basis of consolidation

The Group controls the entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	Exposure, or rights, to variable returns from its involvement with the investee, and
●	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, where control is exercised through voting rights, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee,
●	Rights arising from other contractual arrangements,
●	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an investee begins when the Group obtains control over the investee and ceases when the Group loses control over the investee. Assets, liabilities, income and expenses of an investee acquired or disposed of during the year are included in the interim condensed consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the investee. The financial statements of the investees are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

3.Summary of material accounting policies

The accounting policies have been applied consistently throughout the periods presented in these interim condensed consolidated financial statements and were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2023

4.Accounting judgments, estimates and assumptions

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2023.

Reclassifications to Prior Period Financial Statements and Adjustments

Reclassifications have been made in the Group’s consolidated statement of profit or loss and other comprehensive income of the comparative period to correct an immaterial classification error, with regards to depreciation and amortization expense. As of June 30, 2023, the total balance of 2,903 of depreciation and amortization expense was reclassified from “Depreciation and amortization” and allocated among “Game operation cost”, “Selling and marketing expenses” and “General and administrative expenses”, with a balance of 1,859, 74 and 970, respectively.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

5.Segment reporting

A.Basis for segmentation

The Group operates through four operating segments, which are Nexters Global Ltd, Cubic Games Studio Ltd, MX Capital Ltd and Castcrown Ltd, while last three of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing

B.Information about reportable segments

Information related to the reportable segment is set out below. Segment Management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to the segments that operate in the same Group and is the primary measure reviewed by our Chief Operating Decision Maker.

The Company defines Management EBITDA as the net income/loss before income tax as presented in the Group’s interim condensed consolidated financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates’ impairment, (ii) finance income and expenses, (iii) share of loss of equity-accounted associates, (iv) depreciation and amortization, (v) share-based payments expenses, (vi) net effect from recognition of deferred net revenues, (vii) impairment loss on trade receivables and loan receivables, (viii) change in fair value of share warrant obligations and other financial instruments and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance.

For the six months ended June 30, 2024	Nexters Global Ltd	All other segments	Total
Segment revenue	204,150	8,605	212,755
Segment Management EBITDA	37,486	(15,380)	22,106

For the six months ended June 30, 2023	Nexters Global Ltd	All other segments	Total
Segment revenue	225,463	8,676	234,139
Segment Management EBITDA	14,469	(15,311)	(842)

For the three months ended June 30, 2024	Nexters Global Ltd	All other segments	Total
Segment revenue	101,441	4,383	105,824
Segment Management EBITDA	20,384	(2,682)	17,702

For the three months ended June 30, 2023	Nexters Global Ltd	All other segments	Total
Segment revenue	110,337	4,527	114,864
Segment Management EBITDA	18,770	(1,766)	17,004

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit before income tax
Management EBITDA for reportable segments	37,486	14,469	20,384	18,770
Management EBITDA for other segments	(15,380)	(15,311)	(2,682)	(1,766)
Net effect from recognition of deferred net revenues	(4,307)	8,881	(1,677)	(147)
Depreciation and amortization	(2,942)	(2,903)	(1,341)	(1,496)
Finance income	1,721	3,042	852	803
Finance expenses	(3,926)	(1,992)	(583)	(1,029)
Share-based payments expense[1]	(390)	(1,044)	(192)	(496)
Impairment loss on trade receivables and loans receivable	(2,073)	(4,296)	(186)	(814)
Change in fair value of share warrant obligation and other financial instruments	265	10,547	405	5,286
Other financial income	3,964	—	—	—
Share of loss of equity-accounted associates	—	(515)	—	—
Other operating income	719	1,539	719	734
Consolidated profit before income tax	15,137	12,417	15,699	19,845

1 The change was made to share-based payment expense for the three and six months of 2023 to show the correct amount of share-based payment expense and Management EBITDA for reportable segments.

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by-country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

6.Earnings per share

Basic earnings/(loss) per share amounts are calculated by dividing profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share amounts are calculated by dividing the net profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the potentially dilutive instruments into ordinary shares.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following reflects the earnings and number of shares used in basic and diluted loss per share computations for the three and six months ended June 30, 2024 and 2023:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit for the period net of tax attributable to ordinary equity holders of the parent for basic earnings	13,273	11,343	14,713	19,518

Weighted average number of ordinary shares for basic earnings per share	18,295,642	19,731,460	18,113,102	19,731,460
Weighted average number of ordinary shares for diluted earnings per share	18,453,001	19,731,460	18,270,461	19,731,460
Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$ - basic	0.73	0.57	0.81	0.99
Earnings attributable to ordinary equity holders of the parent, US$ - diluted	0.72	0.57	0.81	0.99

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date as they are out of the money. Deferred exchange shares are also not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date was the end of the contingent period, due to the fact that the vesting conditions in relation to the entire number of 2,000,000 deferred exchange shares were not met at the reporting date.

7.Revenue

The following table summarizes revenue from contracts with customers for the three and six months ended June 30, 2024 and 2023:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
In-game purchases	197,807	218,339	99,190	106,292
Advertising	14,948	15,800	6,634	8,572
Total	212,755	234,139	105,824	114,864

The following table sets forth revenue disaggregated based on geographical location of our payers:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
US	72,277	84,436	36,740	41,832
Europe	61,740	55,729	30,998	27,918
Asia	47,572	57,421	22,660	27,455
Other	31,166	36,553	15,426	17,659
Total	212,755	234,139	105,824	114,864

90% of the Group’s total revenues for the six months ended June 30, 2024 was generated by Hero Wars game title (92% - for the six months ended June 30, 2023).

The amount of revenue recognized at a point in time was 38,945 for the six months ended June 30, 2024 and 42,790 for the six months ended June 30, 2023. The amount of related platform commissions expenses recognized was 6,589 for the six months ended June 30,

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

2024 and 7,445 for the six months ended June 30, 2023. During the three and six months ended June 30, 2024 and 2023 no individual end customer accounted for more than 10% of our revenues.

8.Game operation cost

Game operation cost consists of employee benefits expenses, technical support services and the depreciation and amortization of the relevant assets. The following table summarizes game operation cost for the three and six months ended June 30, 2024 and 2023.

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Employee benefits expenses	(16,112)	(21,152)	(7,764)	(10,141)
Technical support services	(7,386)	(5,633)	(3,851)	(3,077)
Depreciation and amortization	(1,710)	(1,859)	(780)	(1,001)
	(25,208)	(28,644)	(12,395)	(14,219)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

9.Selling and marketing expenses

The following table summarizes selling and marketing expenses for the three and six months ended June 30, 2024 and 2023:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Advertising costs	(106,168)	(125,289)	(45,038)	(48,813)
Employee benefits expenses	(3,803)	(3,846)	(2,079)	(1,942)
Depreciation and amortization	(570)	(74)	(256)	(39)
	(110,541)	(129,209)	(47,373)	(50,794)

10.General and administrative expenses

The following table summarizes general and administrative expenses for the three and six months ended June 30, 2024:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Employee benefits expenses	(7,475)	(8,776)	(3,634)	(4,243)
Professional fees	(5,175)	(2,789)	(3,333)	(1,429)
Insurance liability expense	(645)	(810)	(322)	(405)
Other operating expenses	(2,174)	(2,421)	(977)	(980)
Depreciation and amortization	(662)	(970)	(305)	(456)
	(16,131)	(15,766)	(8,571)	(7,513)

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

11.Finance income and finance expenses

The following table summarizes financial income and expenses for the three and six months ended June 30, 2024 and 2023:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Interest income under the effective interest method on:
- Debt securities - at amortised cost	952	982	527	577
- Debt securities - at FVOCI	34	34	17	17
- Loans receivable	25	993	25	469
- Tax refund	48	—	—	—
Total interest income arising from financial assets	1,059	2,009	569	1,063
Dividend income:
- Equity securities at FVTPL	662	469	283	255
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	—	564	—	(515)
Finance income ‑ other	662	1,033	283	(260)
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	(1,002)	—	(429)	—
Interest expense	(40)	(22)	(18)	(9)
Bank charges	(173)	(171)	(87)	(94)
Unwinding of discount on the put option liability	(129)	(204)	—	(103)
Net foreign exchange loss	(2,582)	(1,595)	(49)	(823)
Finance expenses	(3,926)	(1,992)	(583)	(1,029)
Net finance expense	(2,205)	1,050	269	(226)

12.Taxation

For the six months ended June 30, 2024 and 2023 the Group recognized income tax expense in the amount of 1,864 and 1,074 respectively.

The applicable tax rate used for reconciliation of the effective tax rate below is 12.5%, which is the tax rate enacted in Cyprus, the place where our revenue is mainly generated, at the end of the reporting period. The holding company is established in British Virgin Islands which have a zero-rated income tax regime.

(a)Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the ‘Old IP Regime’). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization amounts over a 5-year period), bringing the effective tax rate on eligible IP income down to 2.5%.

In 2016, the House of Representatives passed amendments to the Income Tax Law (the ‘New IP Regime’) in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit and, as a result, the effective tax rate on eligible IP income can be as low as 2.5%.

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at June 30, 2024, nor is it expected to increase the Group’s future current tax charge significantly.

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit before income tax	15,137	12,417	15,699	19,845
Tax calculated at the applicable tax rate	(1,892)	(1,552)	(1,962)	(2,481)
Effect of different tax rates in other countries	(85)	(755)	(81)	(631)
Tax effect of expenses not deductible for tax purposes and non-taxable income	(919)	293	(313)	564
Tax effect of deductions under special tax regimes	1,843	1,752	1,522	1,801
Tax effect of tax losses brought forward	178	36	126	30
Tax effect of not recognised deferred tax asset regarding the loss carryforward	(178)	(321)	(126)	621
Overseas tax in excess of credit claim used during the period	(811)	(491)	(152)	(231)
Underprovision of prior year tax liability	—	(36)	—	—
Income tax expense	(1,864)	(1,074)	(986)	(327)

Income tax liability as at the balance sheet date is 3,516 (6,473: as at December 31, 2023) and includes an amount of 687 recognized for certain tax uncertainties and risks regarding the determination of taxable income resulting from the acquisition of Cubic Games Studio Ltd.

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 the Group has changed its tax reporting principles, judgments and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Group’s consumers in 2019 being deferred to 2020 and beyond (see Note 25 for details), as well as software development costs being expensed as incurred. As a consequence, the Company’s major operating subsidiary has booked substantial tax losses in 2019, 2020 and 2021.

Tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at June 30, 2024 the Group did not recognize a deferred tax asset of 22 resulting from the tax losses reported in 2021, because of the uncertainties regarding the Group’s ability to use the losses carried forward against the taxable profits in the future (as at December 31, 2023: 25). Tax losses for which no deferred tax asset was recognized mainly expire in 2026.

(d)Prepaid tax

As at June 30 2024, prepaid tax amount relates to overpaid corporate income tax by Cubic Games Studio Ltd. As at December 31, 2023, prepaid tax amount mainly related to overpaid corporate tax of Nexters Global Limited. On February 16, 2024, the tax examination of Nexters Global Ltd was finalised and the refund was approved and used to offset the tax liability for the years 2022 and 2023.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

13.Property and equipment

During the six months ended June 30, 2024, the Group acquired property and equipment with a cost of 138 (six months ended June 30, 2023: 220). No property and equipment was acquired in the process of acquisition of subsidiaries. Assets with a cost of 2 were disposed of by the Group during the six months ended June 30, 2024 (six months ended June 30, 2023: 11).

14.Intangible assets and goodwill

Intangible assets

During the six months ended June 30, 2024 the Group has not acquired any intangible assets (six months ended June 30, 2023: 16). No intangible assets were acquired in the process of acquisition of subsidiaries. No assets were disposed of by the Group during the six months ended June 30, 2024 and 2023.

Business combinations and goodwill

Acquisition of game development studios

On January 25, 2022, Company’s Board of directors approved the acquisition of interest in three game development studios, aiming at accelerating the Group’s product growth strategy and enlarging its player base.

The Company acquired 100%, 100%, 48.8% and 49.5% of the issued share capital of Gracevale Ltd (which was subsequently renamed to Cubic Games Studio Ltd), Lightmap LLC, MX Capital Ltd, and Castcrown Ltd, respectively.

On January 27, 2022, the Company entered into a share purchase agreement to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, consideration in the form of the Company’s equity of 3,158, and a deferred share consideration of 8,237. In parallel with the acquisition of Gracevale Ltd, the Company also acquired 100% of Lightmap LLC for an amount of 150, which was taking part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal is accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Cubic Games Studio Ltd on March 30, 2022.

Based on the Share Purchase Agreement at the date of acquisition the sellers received the option to require GDEV Inc. to acquire back the Company’s shares issued or to be issued to the seller as part of the acquisition for a price of US$100.00 per share. There are two scenarios when the option becomes exercisable:

-the first scenario is when the shares are ineligible for sale on Nasdaq in one year from the date of allotment of such shares;
-the second scenario represents a general right of the sellers to sell their outstanding consideration shares to GDEV Inc. no later than two years from the acquisition date.

The option is recognized on the acquisition date in the amount of 13,499 in the line Put option liability in this interim condensed consolidated statement of financial position calculated as the present value of the redemption amount of the share consideration discounted using the Company’s incremental borrowing rate of 3%. The unwinding of the discount from the acquisition date until December 31, 2022 amounted to 366. Additional discount was accrued during the 2023 in amount of 129. The amount of discount accrued during the three months ended March 31, 2024 is 129. No additional discount was accrued during the second quarter of 2024, as at the end of the first quarter the option was exercised by major part of the Company´s ex-shareholders while one part was forfeited. For the details on exercise of the option refer to Note 24.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group also recognized tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Cubic Games Studio Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 789 as at December 31, 2023 and 793 as at June 30, 2024.

The Group also recognized a liability in respect of Cubic Games Studio Ltd in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the share purchase agreement.

As at December 31, 2023 the amount of the mentioned liability was decreased by 68 with the respective decrease of the indemnification asset accrued mostly due to the disposal of Lightmap LLC and amounted to 1,679. It was then increased by 111 during the six months ended June 30, 2024 and amounted to 1,790.

15.Investments in equity accounted associates

MX Capital Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd, a company with headquarters in Limassol, Cyprus, from Everix Investments Ltd, a Company’s shareholder, for consideration of 15,000. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is associated with both puzzle and RPG genres. The transaction was fully executed on February 4, 2022.

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd (the “sellers earn-outs”). The fair value of such contingent consideration at acquisition was estimated at 2,297, based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd in the first half of 2024 (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option as at the December 31, 2023 is 0 for the asset and 15,002 for the liability with no changes in value during the six months of 2024.

Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company must pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares (the “Founders earn-outs”).The fair value of Founders earn-outs at acquisition is 258 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts.

The sellers earn-outs (contingent consideration) meet the definition of financial liabilities on the basis that they shall be settled in variable amounts of shares and/or cash depending on the achievement of certain targets by the relevant associates and are recognized within the line Other non-current liabilities in this interim condensed consolidated statement of financial position. As at June 30, 2024 such liabilities are amounted to 0.

The MX Capital group’s loss net of tax for the six months ended June 30, 2024 amounted to 747, GDEV Inc.’s share of this loss was 364, but it is not reflected in the interim condensed consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023. This was measured through FVTPL.

The Castcrown group’s loss net of tax for the six months ended June 30, 2024 amounted to 2,478. GDEV Inc.’s share of these losses was 1,228, but it was not reflected in the interim condensed consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

LEVELAPP Ltd

On October 23, 2023, the Company entered into the share purchase agreement with Applife Limited to acquire 1 ordinary share for the consideration of 1 EUR. The seller has a right to repurchase the mentioned share for the same consideration provided all the outstanding amounts due are fully paid to the Company.

Carrying amounts of investments in equity accounted associates

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2023 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable).

No additional impairment was charged during the year ended December 31, 2023 and three and six months ended June 30, 2024.

16.Loans receivable

Loan provided to MX Capital Ltd.

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the associate for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of a previous shareholder in the total amount of 1,888. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon the consummation of the acquisition of interest in MX Capital Ltd. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to the affiliate of the former shareholder.

The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 based on the fact that certain conditions were satisfied. Tranches of 16,000 and 6,000 which should have been available for drawing after February 1, 2023 and September 1, 2023, respectively, have not been granted as certain conditions were not met. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Loan provided to Castcrown Ltd.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. Based on the new agreement concluded on August 31, 2023 the Company acquired additional tranche of 600 at an interest of 7% p.a. Additional notes amounting to 8,500 depending on the achievement by Castcrown Ltd of certain performance targets by December 31, 2024 were not issued as at the date of these consolidated financial statements. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that.

Based on the new convertible note agreement signed on February 15, 2024 the Group acquired additional tranche of the Castcrown Ltd’s convertible notes in the amount of 900 at an interest of 7% p.a. with the due date on May 31, 2025. On the same date deed of amendment was concluded for the previously issued convertible notes where the deadline for meeting the performance targets was changed to May 31, 2025.

On May 14, 2024 the new convertible loan agreement was signed in the amount of 400 at an interest of 7% p.a. with the due date on May 31, 2025.

The fair value of conversion feature amounted to 0 as at December 31, 2023 and June 30, 2024.

The loan is accounted at fair value through profit or loss as the criteria for “the contractual terms of the financial asset give rise to cash flows that are solely payments of principal, and interest on the principal amount outstanding” isn’t met as the interest rate on convertible bonds is lower than market rate because the holder of the bond gets the benefit of choosing to take redemption in the form of cash or shares. The contractual cash flows are therefore not solely payments of principal and interest on the principal amount outstanding.

On March 26, 2024 the new loan agreement was signed in amount of 600 EUR at an interest of 15% p.a. with the due date on September 25, 2025. The loan is accounted at amortized cost.

On May 23, 2024 the new loan agreement was signed in amount of 100 EUR at an interest of 15% p.a. with the due date on November 23, 2025. The loan is accounted at amortized cost.

Management has evaluated the remaining undrawn commitments under the loans to Castcrown Ltd and MX Capital Ltd and given that the conditions of the remaining tranches were not expected to be met by the borrowers, the respective traches have not been recognized given that their fair value is nil.

Loan provided to LEVELAPP Ltd.

On June 20, 2023, the Company entered into the loan agreement with LEVELAPP Ltd for 260. On June 20, 2023, the Guarantor, Applife Limited, and the Lender entered into the Deed of Shares Pledge and Assignment.

As part of the share purchase agreement with LEVELAPP Ltd, the Company entered into a secured convertible notes agreement on October 23, 2023. The first tranche of the notes amounting to 678 was acquired on October 26, 2023, 260 of which was repaid by the end of 2023.

On February 16, 2024 the Group acquired additional notes of LEVELAPP Ltd amounting to 312 based on convertible loan agreement.

On June 7, 2024 the Group agreed to move the repayment date of the convertible loan note to October 30, 2025.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Carrying amount of Loans receivable

	June 30, 2024	December 31, 2023
Balance at January 1	148	3,834
New loans granted	2,569	1,933
Repayments of principal	(164)	(969)
Interest charged	25	1,403
Foreign exchange (gain) / loss	(9)	(18)
Expected credit losses	(2,032)	(6,000)
Write-off of loans receivable	(41)	(35)
Balance at June 30/December 31	496	148

For the six months ended June 30, 2024, no additional expected credit losses were recognised in relation to the loan receivable from MX Capital Ltd (for the six months ended June 30, 2023: 0), but an amount of 312 was recognised in relation to the loan receivable from LEVELAPP Ltd (for the six months ended June 30, 2023: 0) and an amount of 455 was recognized in relation to the loan receivable from Castcrown Ltd (for the six months ended June 30, 2023: 0). For the six months ended June 30, 2024 change in fair value of loan receivable of 1,265 relates to Castcrown Ltd (for the six months ended June, 2023: 198).

The change in fair value on the loan receivable to Castcrown Ltd was estimated based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments.

The amount of ECL on the loan receivable to Castcrown Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount less part of the payments started to be repaid based on additional agreement and factual repayment schedule.

The amount of ECL on the loan receivable to MX Capital Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management to determine fair value of relevant financial instruments. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

The amount of ECL on the loan receivable to LEVELAPP Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on the performance indicators of the company. The management also considers that the fair value of the shares pledged equals to 0 in the calculation of ECL.

17.Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2023	1,462	1,187
Additions	582	413
Depreciation	(536)	—
Interest expense	—	22
Payments	—	(787)
Effect of foreign exchange rates	(19)	46
Balance at June 30, 2023	1,489	881

Lease liabilities - current		771
Lease liabilities - non-current		110

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

	Right-of-use assets	Lease liabilities
Balance at January 1, 2024	2,920	2,441
Additions	129	118
Loss on modification	25	22
Depreciation	(793)	—
Interest expense	—	40
Payments	—	(439)
Effect of foreign exchange rates	—	(47)
Balance at June 30, 2024	2,281	2,135

Lease liabilities - current		1,154
Lease liabilities - non-current		981

The amounts reflected in the line General and administrative expenses of this interim condensed consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Expense relating to short-term and low-value leases	139	252	80	89
Interest expense on lease liabilities	40	22	18	9
	179	274	98	98

On June 1, 2019 Nexters Global Ltd entered into a new lease agreement for the office spaces with a new owner in Larnaca, Cyprus. On June 1, 2021, the lease was renewed for another two years with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the reporting date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities.

On March 24, 2020 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 5 years, with an option of obtaining a discount while paying the annual lease in advance. As the Group made such payments and received the discount for the first year, and plans to do so in the future management decided to account for this option while determining the amount of right-of-use assets and lease liabilities.

On October 4, 2021 GDEV Inc. entered into a new lease agreement over the office spaces in Limassol, Cyprus. The lease original term was 3 years with an early termination option. Management decided not to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact that its exercise was not reasonably certain. The agreement was terminated in September of 2023.

On December 1, 2021 and October 4, 2022 Nexters Global Ltd entered into new lease agreements for vehicles. As the terms of the contracts were the same and were entered into at the same time with the same counterparty, the contracts were accounted for as a single contract. The lease original period was 5 years with an early termination option upon completion of 3 years. Management decided to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is reasonably certain.

On August 9, 2022 Nexters Studio Armenia LLC entered into a new lease agreement over the co-working spaces in Yerevan, Armenia, the lease runs for 2 years. It was terminated at November 6, 2023. On December 1, 2023 Nexters Studio Armenia LLC entered into a sub-lease agreement for the same premises, but with a new lessor.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

On March 1, 2023 Nexters Studio Armenia LLC entered into a new sub-lease agreement over the office spaces in Yerevan, Armenia, the lease runs for 1 year. Additionally one more sub-lease agreement over the office spaces for 1 year was concluded on the May 5, 2023. In June, 2024 the agreement was renewed for 2 years more.

On June 22, 2023 Nexters Studio Armenia LLC entered into a new lease agreement over the warehouse spaces in Yerevan, Armenia, the lease runs for 1 year, which was modified and extended for 1 year more.

On July 7, 2023 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 3 years. In accordance with the lease agreement the annual lease shall be prepaid in advance.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group measures the right-of-use asset at the same amount as the lease liability.

Other than the office and car leases discussed above the Company has no other material leases.

Total cash outflow for leases recognized in the interim condensed consolidated statement of cash flow is presented below:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Сash outflow for leases	399	765	112	243
Cash outflow for short-term and low-value leases	139	252	80	89
Total cash outflow for leases	538	1,017	192	332

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

18.Trade and other receivables

	June 30, 2024	December 31, 2023
Trade receivables	47,635	45,442
Deposits and prepayments	2,695	3,250
VAT refundable	4,028	3,192
Other receivables	60	19
Total	54,418	51,903

The Group does not hold any collateral over the trade receivables balances, nor is there any related financing component.

The fair values of trade and other receivables approximate to their carrying amounts as presented above as they are mostly of a short-term nature.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 28 to these interim condensed consolidated financial statements.

The amount of ECL balance in respect of trade and other receivables is 1,472 as at June 30, 2024 and is 1,431 as at December 31, 2023.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

19.Trade and other payables

	June 30, 2024	December 31, 2023
Trade payables	14,139	21,709
Accrued salaries, bonuses, vacation pay and related taxes	6,232	3,599
Provision for indirect taxes	2,230	2,242
Accrued professional services	1,146	1,407
VAT payable	184	283
Indirect taxes payables	743	163
Other payables and advances received	975	900
Total	25,649	30,303

The Group recognized a liability in respect of Cubic Games Studio Ltd and Nexters Global Ltd of  292 and 2,681, respectively, as at June 30, 2024 (as at December 31, 2023: 284 and 2,121) in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 28 to the interim condensed consolidated financial statements.

20.Provisions for non-income tax risks

The provisions consist of probable tax risks of Cubic Games Studio Ltd of 1,253 as at June 30, 2024 (as at December 31, 2023: 1,354). The Group recognizes the indemnification asset in the same amount in its interim condensed consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

21.Share warrant obligation

The fair value of Private and Public Warrants as at June 30, 2024 and December 31, 2023 is determined using Level 1 inputs and is measured using the quoted market price.

As at June 30, 2024 and December 31, 2023 Warrants’ price was taken from the market. The terms of the Private Warrants are identical to the Public Warrants with the exception that they are not redeemable under the Barrier Call provision, where the Company can call the Public Warrants if the traded Common Stock price equals or exceeds $ 180.00 per share for at least 20 of the last 30 trading days.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Given the similar terms of the Public Warrants and the Private Placement Warrants, the value of the Public warrants is a adequate point of reference for valuing the Private Placement Warrants and also represent a minimum value of the Private Placement Warrants. Moreover, the Private Placement Warrants actually become Public Warrants, if the Private Placement Warrants are transferred to certain parties who are not designated approved transferees, under the warrant agreement language.

	Public Warrants	Private Warrants	Total
Balance at January 1, 2023	7,575	5,460	13,035
Fair value adjustment	(5,955)	(4,650)	(10,605)
Balance at June 30, 2023	1,620	810	2,430

	Public Warrants	Private Warrants	Total
Balance at January 1, 2024	852	426	1,278
Fair value adjustment	(177)	(88)	(265)
Balance at June 30, 2024	675	338	1,013

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the interim condensed consolidated statement of profit or loss and other comprehensive income.

22.Other investments

Other investments consist of the following:

	June 30, 2024	December 31, 2023
Other investments - current
1-3 Month T-Bill ETF (BIL) - at fair value through profit or loss	14,868	14,809
0% US treasury bills - at amortised cost	39,778	54,419
0.875% US treasury bills - at amortised cost	—	15,008
	54,646	84,236
Other investments - non-current
0.875% US treasury bills - at amortised cost	18,055	—
1.7% federal bonds German Government - at fair value through other comprehensive income	3,045	3,242
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	13,767	14,832
	34,867	18,074

Debt securities classified as fair value through other comprehensive income, denominated in EUR mature in 2032.

Debt securities classified as amortized cost investments are zero-coupon treasury notes or have a coupon rate of 0.875% and mature in more than a year.

23.Cash

	June 30, 2024	December 31, 2023
Current accounts	50,737	71,783
Bank deposits	15	15
Cash	50,752	71,798

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash has low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at June 30, 2024 and December 31, 2023.

Currency	June 30, 2024	December 31, 2023
United States Dollars	32,397	58,840
Euro	17,506	12,533
Russian Ruble	93	89
Armenian Dram	280	55
Kazakhstani Tenge	467	269
United Arab Emirates Dirham	9	12
Total	50,752	71,798

24.Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders, Cubic Games Studio Ltd put option, exercise of share-based payments options and changes in fair of other investments measured at FVOCI, see Note 15 for further details.

Cubic Games Studio Ltd’s sellers put option exercise notice

In February, 2024 certain sellers of Cubic Games Studio Ltd, i.e. Fat Slice Ltd, True Solutions Investments Ltd and Orly Holdings Ltd issued repurchase notices as per SPA for the total number of shares 101,601 for 100.00$ per share. Based on these notices the Group repurchased the shares in February of 2024. The amount of put option liability decreased by 10,160.

No similar notice was issued for an amount of 39,627 shares included in the put option liability. Therefore, a write-off equal to 3,964 was reflected as part of other financial income in this interim condensed consolidated profit or loss.

Share-based payments reserve

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 29 for further details.

Treasury share reserve

When shares recognized as equity repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

Tender offer

On December 19, 2023 GDEV Inc announced the commencement of a tender offer by the Company to purchase for cash a minimum of 1,500,000 of its ordinary shares, no par value per ordinary share  (the “Minimum Tender Condition”), up to a maximum of 2,000,000 shares, at a purchase price of $20.00 per share, net to the seller in cash, without interest, less any applicable withholding taxes, using funds available from cash and cash equivalents. The tender offer, proration period and withdrawal rights expired on January 18, 2024.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Shares acquired pursuant to the tender offer will be held by the Company as treasury shares, and will remain available for the Company to issue in the future. In particular, subsequent to the completion of the tender offer, the Company intends to reintroduce all or a portion of the shares tendered in the tender offer into the securities markets with the aim to bolster the trading liquidity of the shares by increasing its public float.

In accordance with the terms and conditions of the tender offer listed above, and based on the final results reported by the Depositary, the Company has accepted for purchase 1,655,426 shares through the tender offer at a price of $20.00 per share, for an aggregate cost of approximately 33,109, excluding fees relating to the tender offer in the amount of 58, which are considered to be insignificant.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations into the presentation currency of these interim condensed consolidated financial statement, see interim condensed consolidated statement of changes in equity.

Share capital

Share capital as at June 30, 2024 and December 31, 2023 consisted from the following:

	2023	2023
	Number of shares	US$

Ordinary shares of $0 each	19,764,141	—
	19,764,141	—

Issued and fully paid
Balance at January 1, 2023	19,709,240	—
Issue of shares resulting from options exercise	54,901	—
Balance at December 31, 2023	19,764,141	—

	2024	2024
	Number of shares	US$

Ordinary shares of $0 each	18,106,375	—
	18,106,375	—

Issued and fully paid
Balance at January 1, 2024	19,764,141	—
Issue of ordinary shares related to business combination	84,298	—
Issue of shares resulting from options exercise	14,963	—
Repurchase of shares to Cubic Games Studio Ltd’s previous shareholders	(101,601)	—
Buy-back of the shares resulted from Tender offer	(1,655,426)	—
Balance at June 30, 2024	18,106,375	—

25.Deferred revenue and deferred platform commission fees

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time and is expected to be recognized over an estimated average playing period of the paying users.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The tables below summarize the change in deferred revenue and platform commission fees for the six months ended June 30, 2024 and 2023:

2023
Liabilities (Deferred Revenue)
January 1,2023	392,439

Deferred during the year	155,183
Released to profit or loss	(175,549)

June 30, 2023	372,073

Current portion	271,524
Non-current portion	100,549

Assets (Deferred platform commission fees)
January 1,2023	94,682

Deferred during the year	37,499
Released to profit or loss	(48,984)

June 30, 2023	83,197

2024
Liabilities (Deferred Revenue)
January 1,2024	349,522

Deferred during the year	162,316
Released to profit or loss	(158,862)

June 30, 2024	352,976

Current portion	234,478
Non-current portion	118,498

Assets (Deferred platform commission fees)
January 1,2024	73,996

Deferred during the year	38,966
Released to profit or loss	(39,819)

June 30, 2024	73,143

The Company uses statistical estimation model to arrive at the average playing period of the paying users for each platform. As at June 30, 2024 and 2023 player lifespan for Hero Wars averages 29 and 29 months respectively. As at December 31, 2023 player lifespan for Hero Wars averages 28 months.

The estimated player lifespan in the Company’s other games as at June 30, 2024 and 2023 averages 12 months and 11 months respectively. The estimated player lifespan in our other games as at December 31, 2023 averages 11 months.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

26.Related party transactions

As at June 30, 2024 the Company’s key shareholders are Andrey Fadeev owning 21.98%, Boris Gertsovsky owning 16.45%, and Dmitrii Bukhman and Igor Bukhman, each owning 18.8% of the Company’s issued shares.

The transactions and balances with related parties are as follows:

(i)Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Directors’ remuneration	579	405	345	76
-short-term employee benefits	579	405	345	76
Other members of key management’s remuneration	627	841	220	447
-short-term employee benefits	469	645	203	445
-share-based payments	158	196	17	2
Total	1,206	1,246	565	523

(ii)Interest income

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Castcrown Ltd	25	198	25	69
MX Capital Ltd	—	795	—	400
	25	993	25	469

(iii)Loans receivable

	June 30, 2024	December 31, 2023
Loan to Castcrown Ltd - net (Note 17)	516	—
	516	—

The amount of ECL in respect of loans receivable from related parties is 35,055 and the amount related to the change in fair value is 455 as at June 30, 2024 and is 25,166 and 8,624 accordingly as at December 31, 2023.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

27.List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership Interest	Ownership Interest
	June 30, 2024	December 31, 2023
Name	%	%
Flow Research S.L.	100	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
Dragon Machines Ltd	100	100
Cubic Games Studio Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipessoal LDA	100	100
Nexters Midasian FZ LLC	100	100
Nexters Finance Ltd	100	100
Nexters Lithuania UAB	100	100
GDEV Investments Ltd	100	100

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company’s principal activities are creative design of online games. As at the date of these interim condensed financial statements the company has ceased its operations and is dormant.

NHW Ltd

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€20,000). The consideration was fully paid in cash. The acquisition has been accounted for using the acquisition method. NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company’s principal activities are publication and testing of program applications.

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company’s principal activities are game development and publishing.

Dragon Machines Ltd (previously SGBOOST Limited)

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company’s principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed on May 12, 2022 to SGBOOST Limited and to Dragon Machines Ltd on July 18, 2023. As at the date of these interim condensed financial statements the company has ceased its operations and is dormant.

Cubic Games Studio Ltd (previously Lightmap Ltd)

The group encompasses five legal entities, four of which – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – are incorporated in Cyprus, while the fifth Lightmap LLC is incorporated in Russia, which is liquidated. Lightmap Ltd is the owner of

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd has an investment in another subsidiary entity, Britglow Ltd, which is also liquidated. The Group was renamed on July 18, 2023 to Cubic Games Studio Ltd.

Nexters Studio Armenia LLC

Nexters Studio Armenia LLC was incorporated in Yerevan, Armenia on April 8, 2022. The registered office of the company is Arabkir 23, Yerevan. The company’s principal activities are game development and support.

Nexters Studio Kazakhstan Ltd

Nexters Studio Kazakhstan Ltd was incorporated in Astana, Republic of Kazakhstan on May 5, 2022. The registered office of the company is Dinmuhamed Konaev Street, 14, Astana. The company’s principal activities are game development and support.

Nexters Studio Portugal, Unipessoal LDA

Nexters Studio Portugal, Unipessoal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The registered office of the company is Avenidas Novas 1050 046 Lisboa. The company’s principal activities are game support and consulting services. As at the date of these interim condensed financial statements the company has ceased its operations and is dormant.

Nexters Finance Ltd

Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The registered office of the Company is at 28 Oktovriou 313, 3105, Limassol, Cyprus. The company’s principal activities are financial activities such as provision of loans.

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As of the date of these financial statements the company has not yet started its active operations.

Nexters Lithuania UAB

Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The registered office of the company is Didžioji, 18, Vilnius. As of the date of these financial statements the company has not yet started its active operations.

GDEV Investments Ltd (previously Tourish Limited)

Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The registered office of the company is Georgiou Griva Digeni, 113, Astromeritis, 2722, Nicosia, Cyprus. As of the date of these financial statements the company has not yet started its active operations. The company was renamed GDEV Investments Ltd on October 26, 2023.

28.Financial instruments - fair values and risk management

A.Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at June 30, 2024 and December 31, 2023.

The Company’s trade and other receivables, prepaid tax, indemnification asset and related tax liabilities, cash and cash equivalents, treasury notes recorded at amortized cost and trade and other payables approximate their fair value due their short-term nature.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Company’s investments, current and non-current (other than the treasury notes) are accounted at fair value (either through profit and loss or through OCI). Loans receivable current and non-current are a reasonable approximation of their fair value as they have been impaired to their expected return.

Financial assets are as follows:

	June 30, 2024	December 31, 2023
Financial assets at amortized cost
Trade receivables	47,635	45,442
Cash	50,752	71,798
Loans receivable	496	148
Other investments - current	39,778	69,427
Other investments - non-current	18,055	—
Total	156,716	186,815

	June 30, 2024	December 31, 2023
Financial assets measured at fair value
Other investments - current - fair value through profit or loss - Level 1	14,868	14,809
Other investments - non-current - fair value through other comprehensive income - Level 1	3,045	3,242
Other investments - non-current - fair value through profit or loss - Level 1	13,767	14,832
Total	31,680	32,883

Financial liabilities are as follows:

	June 30, 2024	December 31, 2023
Financial liabilities not measured at fair value
Trade and other payables	25,649	30,303
Total	25,649	30,303

	June 30, 2024	December 31, 2023
Financial liabilities measured at fair value
Put option liability - Level 3	15,002	28,995
Share warrant obligations - Level 1	1,013	1,278
Total	16,015	30,273

B.Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Other investments. As at June 30, 2024 and December 31, 2023 the largest debtor of the Group constituted 32% and 73% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 70% and 41% of the Group’s Trade and other receivables respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

Credit risk related to Other investments is also insignificant due to the fact that they are represented by government bonds and US treasury notes which are rated AAA based on Fitch’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 30, 2024	December 31, 2023
Loans receivables	496	148
Trade receivables	47,635	45,442
Cash	50,752	71,798
Other investments - current	54,646	84,236
Other investments - non-current	34,867	18,074

Expected credit loss assessment for corporate customers as at June 30, 2024 and December 31, 2023

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that both of its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to both associates. The ECL and change in fair value balance in respect of Loan receivables is 36,507 as at June 30, 2024 and 34,102 as at December 31, 2023. See Note 16 for the description of the methods used to estimate them.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,472 as at June 30, 2024 and is 1,431 as at December 31, 2023.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table provides information about the exposure to credit risk and ECL for trade receivables:

		Weighted	Gross
	Equivalent to external	average	carrying	Impairment loss	Credit
December 31, 2023	credit rating	loss rate	amount	allowance	Impaired
Low risk	Aaa – A3	0.02%	41,558	(9)	No
Loss	Ca-C – Aa2	100%	1,422	(1,422)	Yes
			42,980	(1,431)

		Weighted	Gross
	Equivalent to external	average	carrying	Impairment loss	Credit
June 30, 2024	credit rating	loss rate	amount	allowance	Impaired
Low risk	Aaa – A3	0.03%	46,223	(13)	No
Loss	Ca-C – Aa2	100%	1,459	(1,459)	Yes
			47,682	(1,472)

Cash and cash equivalents

The cash are held with financial institutions, which are rated BB- to A+ based on Fitch’s ratings.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables over the next 90 days.

Excess cash is invested only in highly liquid triple A rated securities (mainly US treasury notes, bonds and ETFs).

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

December 31, 2023	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	2,441	2,519	322	1,198	999
Trade and other payables	30,303	30,303	30,303	—	—
	32,744	32,822	30,625	1,198	999

December 31, 2023	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	1,278	1,278	—	—	1,278
Put option liability	28,995	28,995	7,349	21,646	—
	30,273	30,273	7,349	21,646	1,278

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

June 30, 2024	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	2,135	2,184	1,051	147	986
Trade and other payables	25,649	25,649	25,649	—	—
	27,784	27,833	26,700	147	986

June 30, 2024	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	1,013	1,013	—	—	1,013
Put option liability	15,002	15,002	15,002	—	—
	16,015	16,015	15,002	—	1,013

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and/or equity prices will affect the Group’s income or the value of its financial instruments. The Company is not exposed to any equity risk.

The objective of the market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram, Kazakhstani Tenge and United Arab Emirates Dirham. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts respectively.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group’s exposure to foreign currency risk was as follows:

					United Arab
December 31, 2023	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge	Emirates dirham
Assets
Loans receivable	129	—	1	16	—
Trade and other receivables	10,001	—	142	15	—
Cash	12,533	89	55	269	11
	22,663	89	198	300	11
Liabilities
Lease liabilities	(2,234)	—	(207)	—	—
Trade and other payables	(5,325)	—	(922)	(82)	—
	(7,559)	—	(1,129)	(82)	—
Net exposure	15,104	89	(931)	218	11

					United Arab
June 30, 2024	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge	Emirates dirham
Assets
Loans receivable	911	—	—	4	—
Trade and other receivables	11,417	—	14	8	—
Cash	17,506	93	280	467	9
	29,834	93	294	479	9
Liabilities
Lease liabilities	(1,927)	—	(207)	—	—
Trade and other payables	(7,470)	—	(1,381)	(198)	(8)
	(9,397)	—	(1,588)	(198)	(8)
Net exposure	20,437	93	(1,294)	281	1

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at June 30, 2024 and December 31, 2023 would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of	Weakening of US$
December 31, 2023	US$ by 10%	by 10%
Euro	(1,510)	1,510
Russian Ruble	(9)	9
Armenian Dram	93	(93)
Kazakhstani Tenge	(22)	22
	(1,448)	1,448

	Strengthening of	Weakening of US$
June 30, 2024	US$ by 10%	by 10%
Euro	(2,044)	2,044
Russian Ruble	(9)	9
Armenian Dram	130	(130)
Kazakhstani Tenge	(28)	28
	(1,951)	1,951

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

b.	Interest risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is minimal as it does not have long-term debt obligations with floating interest rates or material fixed-rate debt instruments carried at fair value.

C.Measurement of fair values

The transfer from Level 3 to Level 1 occurred in 2023 for the valuation of Public and Private warrants which were valued using Level 3 inputs (while from Level 1 to Level 3 in 2022). Due to the fact that the Company’s securities were suspended for trading as at December 31, 2022 and therefore the observable market price was not available, while as at December 31, 2023 and June 30, 2024 management used market price following the resumption of trading of the Company’s securities on March 16, 2023.

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values, except for share warrant liability, which fair valuation was calculated based on Level 3 inputs as at opening balance of year 2023 and 2024.

	Share warrant	Put option	Other non-current
	obligation (Note 4)	liability (Note 4)	liabilities
Balance at January 1, 2023	13,035	27,475	577
Net change in fair value	(10,605)	770	(507)
Balance at June 30, 2023	2,430	28,245	70

	Share warrant	Put option	Other non-current
	obligation (Note 4)	liability (Note 4)	liabilities
Balance at January 1, 2024	1,278	28,995	—
Net change in fair value	(265)	129	—
Cubic Games Ltd’s put option exercise	—	(14,122)	—
Balance at June 30, 2024	1,013	15,002	—

As at December 31, 2023 and as at June 30, 2024 there were no financial assets with fair value of Level 3.

29.Share-based payments

In 2016 the Company adopted a Long-Term Incentive Plan (“LTIP”). Under the LTIP key employees and deemed employees (individuals providing similar personal services) rendered services to the Group in exchange for share options (further referred to as “options”). Within the LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In addition to the LTIP, in November 2021 the Company approved its 2021 Employee Stock Option Plan (the “ESOP”). Under the ESOP, key staff employed by the Group and our independent non-executive directors have rendered services in exchange for equity instruments.

The Company granted a number of stock options under the ESOP, including:

●	Newly granted stock options;
●	Stock options, which represent modification of the outstanding options (see Modified complex options further below).

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The common condition for both of these stock option types is that they have service condition. The Group’s management believes that all employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods.

Below is the descriptions of the options granted:

Type of options	Grant Date	No. of options outstanding		Vesting period	Vesting conditions
ESOP options	November 2021, depending on the employee	169,227	*	2021-2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	36,788	*	2022-2026	Service condition
Total share options outstanding as at June 30, 2024		206,015		—	—
*	Options granted refer to GDEV Inc. shares (considering reverse share split)

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our interim condensed consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for the six months ended June 30, 2024 and 2023:

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Class B complex vesting	34	256	17	100
Employee stock option plan	356	788	175	396
Total recorded expenses	390	1,044	192	496
therein recognized:
within Game operation cost	—	30	—	15
within Selling and marketing expenses	19	61	6	31
within General and administrative expenses	371	953	186	450

In relation to the share-based payment expense for the six months ended June 30, 2024 and 2023 we recognized the increase in Other reserves of 390 and 788 as it corresponds to the equity settled portion of the share options.

The table below summarizes the number of outstanding share options at the beginning and the end of six months ended June 30, 2024:

	Employee	Class B complex
	stock option	vesting - related to
	plan	GDEV Inc shares
Outstanding at the beginning of the period 2024 (units)	197,636	51,504
Exercised during the period (units)	(3,409)	(14,716)
Forfeited	(25,000)	—
Outstanding at June 30,2024 (units)	169,227	36,788

During the six months ended June 30, 2024 25,000 options (units) of employee stock option plan were forfeited.

Stock options granted in 2021 (ESOP options)

The ESOP stock options have only the service condition.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Share market price, US$	From 78.6 to 87.1
Strike (exercise) price, US$	0 or 100 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average grant-date FV of one option, US$	3.57

As at December 31, 2023 11 of the Group’s employees exercised first tranche of their ESOP option plan and one director all of his options, in total 19,909 options. Two of Group’s employees left the company, so the total balance of 20,000 of the options granted to the respective employees were forfeited, as none had been exercised by the time they left the Company.

As at June 30, 2024 one of the Group’s employees exercised some of their ESOP option plan and one director in total 3,409 options. Some of the Group’s employees left the company, so the total balance of 25,000 of the options granted to the respective employees were forfeited, as none had been exercised by the time they left the Company.

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of the Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgment about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 130 complex options**	7,856.12
*-	applied to the result of fair value estimation.
**-	total FV of 130 complex options related to Nexters Global shares that in November of 2021 were modified into 441,461 complex options related to the shares in GDEV Inc.

Strike price for the above-mentioned option at the beginning of 2021 was US$0.00

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

As part of the new ESOP, the Company modified the complex options in November 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients.

As at December 31, 2023 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

As at December 31, 2023 one of the Group’s employees exercised two tranches of 22,073 of his modified complex options. After the exercise the employee left the company and, therefore, the remaining 183,942 options forfeited as neither were exercised nor vested. Another employee included in the option plan is still employed by the Company and he exercised the same two tranches of 22,073 of his modified complex options, but as the management changed the plan related to the performance-based options, his 58,861 options were cancelled.

As at March 31, 2024 one of the Group’s employees exercised one more tranche of 14,716. As at June 30, 2024 no employees exercised their options.

30.Commitments and contingencies

Arbitration with MX Capital

On June 30, 2023 MX Capital Ltd together with one of its subsidiaries (“the Claimants”) filed with the London Court of International Arbitration the request for arbitration against the Company. In the request of arbitration the Claimants claim that the Company has breached certain clauses of the shareholder agreement between the Company and the shareholders of MX Capital Ltd. Around the same date MX Capital Ltd served with the District Court of Limassol (Cyprus) a legal claim with the content substantially similar to the request for arbitration. As of the date of these interim condensed financial statements both legal actions referred to above are in the nascent phase and their effects and outcomes cannot be reliably estimated, though the Company intends to rigorously defend its interest.

Taxation

Although the Company generally is not responsible for indirect taxes (VAT and withholding sales taxes) generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes were or may be imposed on companies making digital sales to consumers within the European Union. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency).

The Company believes that these interim condensed consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and/or disclosed in these interim condensed consolidated financial statements. In respect of the above risks, we consider them to be reasonably possible of being materialised, however, the potential financial effects thereof cannot be presently reliably estimated.

GDEV Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

31.Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute the Company’s games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 7% of our total Bookings for the six months ended June 30, 2024 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

The Group does not expect any material impact of the mentioned risks in 2024 and beyond.

32.Events after the reporting period

Shut down of the subsidiaries

As at the date of issue of these interim condensed consolidated financial statements GDEV Inc. the sole Member of Dragon Machines Ltd has an intention to close all the projects currently being developed by it. The management is in the process of shutting down Nexters Studio Portugal, Unipersonal LDA and Flow Research S.L. The management has assessed the effect of shutting down the mentioned subsidiaries as not material for the Group.

Reverse share split

On August 21, 2024 the Group announced a one-for-ten (1:10) reverse share split of its ordinary shares, no par value per ordinary share (the “Reverse Share Split”). The Reverse Share Split became effective on August 28, 2024 and the Company’s ordinary shares began trading on a split-adjusted basis as of August 29, 2024.